82-1544

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(4)
April 20, 2006 at 3.00 pm

SUPPL

AMER SPORTS' REPORTING IN 2006

Changes in segment reporting

Amer Sports has revised its segment reporting. The redefined business segments are Salomon, Wilson, Precor, Atomic and Suunto. The new segment structure is in line with the Group's current organization structure and management reporting. The revision came into force on January 1, 2006.

Salomon has been divided into the following business areas: Winter Sports Equipment, Apparel and Footwear as well as Mavic. Wilson's business areas are Racquet Sports, Team Sports and Golf. Net sales figures will be reported for these business areas.

The Group's geographical segments will remain unchanged, and they are the Americas, EMEA (Europe, Middle East and Africa) and Asia-Pacific (including Japan and Australia).

Use of pro forma figures as comparison information

In its profit and loss statement information for 2006, Amer Sports will use pro forma figures for 2005 - in which Salomon has been accounted for as from January 1, 2005 - as its primary comparison information. The figures do not include non-recurring items related to the Salomon acquisition.

The Group's pro forma financial income and expenses for 2005 have been estimated using a capital structure that assumes Salomon had been acquired at the beginning of 2005.

Pro forma taxes have been assessed in accordance with ordinary tax rates without the effect of non-recurring items.

Pro forma information for the profit and loss statement as well as earnings per share are presented below. Pro forma comparisons will not be made in the case of the balance sheet and other key figures. The pro forma figures have not been audited.




06012928

PRO FORMA PROFIT AND LOSS STATEMENT 2005
EUR million

	I	II	III	IV	2005
NET SALES	385.0	304.9	483.6	558.5	1,732.0
Cost of goods sold	-241.5	-183.6	-279.4	-343.1	-1,047.6
GROSS PROFIT	143.5	121.3	204.2	215.4	684.4
License income	4.7	3.9	5.5	5.7	19.8
Other operating income	1.3	7.2	0.4	2.2	11.1
R&D expenses	-14.1	-14.6	-13.1	-16.8	-58.6
Selling and marketing expenses	-107.9	-96.2	-100.6	-106.2	-410.9
Administrative and other expenses	-30.5	-32.8	-32.9	-32.5	-128.7
EARNINGS BEFORE INTEREST AND TAXES	-3.0	-11.2	63.5	67.8	117.1
Financing income and expenses	-5.0	-5.5	-6.9	-6.6	-24.0
EARNINGS BEFORE TAXES	-8.0	-16.7	56.6	61.2	93.1
Taxes	3.0	5.7	-19.0	-20.4	-30.7
Minority interest	0.0	-0.1	-0.2	0.1	-0.2
NET RESULT	-5.0	-11.1	37.4	40.9	62.2
Earnings per share, EUR	-0.07	-0.16	0.53	0.57	0.87
Earnings per share, diluted, EUR	-0.07	-0.16	0.52	0.57	0.86

REPORTED PROFIT AND LOSS STATEMENT 2005
EUR million

	I	II	III	IV	2005
NET SALES	277.8	233.2	294.2	558.5	1,363.7
Cost of goods sold	-164.5	-139.6	-171.4	-341.6	-817.1
GROSS PROFIT	113.3	93.6	122.8	216.9	546.6
License income	3.8	2.9	3.8	5.7	16.2
Other operating income	0.7	7.2	0.3	2.2	10.4
R&D expenses	-7.4	-7.8	-7.5	-16.7	-39.4
Selling and marketing expenses	-69.0	-63.2	-64.2	-106.2	-302.6
Administrative and other expenses	-19.9	-20.6	-19.7	-34.1	-94.3
Non-recurring items related to the Salomon acquisition	-	-	-	-54.6	-54.6
EARNINGS BEFORE INTEREST AND TAXES	21.5	12.1	35.5	13.2	82.3
Financing income and expenses	-0.7	-2.1	-0.8	-5.4	-9.0
EARNINGS BEFORE TAXES	20.8	10.0	34.7	7.8	73.3
Taxes	-6.6	-3.1	-10.9	22.7	2.1
Minority interest	-0.0	-0.1	-0.2	0.1	-0.2
NET RESULT	14.2	6.8	23.6	30.6	75.2
Earnings per share, EUR	0.20	0.09	0.34	0.42	1.05
Earnings per share, diluted, EUR	0.20	0.09	0.33	0.42	1.04

PRO FORMA NET SALES AND EBIT BY BUSINESS SEGMENTS 2005
EUR million

	I	II	III	IV	2005
NET SALES					
Salomon	107.2	71.7	189.4	255.2	623.5
Wilson	172.3	152.3	126.1	119.7	570.4
Precor	59.0	54.5	57.9	80.7	252.1
Atomic	26.5	7.8	93.8	85.9	214.0
Suunto	20.0	18.6	16.4	17.0	72.0
Net sales, total	385.0	304.9	483.6	558.5	1,732.0
EBIT					
Salomon	-24.5	-23.3	28.0	37.9	18.1
Wilson	26.1	16.2	6.9	2.9	52.1
Precor	5.8	4.6	7.1	13.6	31.1
Atomic	-8.4	-12.1	23.7	19.0	22.2
Suunto	1.7	1.5	0.9	-0.7	3.4
Headquarters	-3.7	1.9	-3.1	-4.9	-9.8
EBIT, total	-3.0	-11.2	63.5	67.8	117.1

REPORTED NET SALES AND EBIT BY BUSINESS SEGMENTS 2005
EUR million

	I	II	III	IV	2005
NET SALES					
Racquet Sports	61.0	62.0	56.6	45.8	225.4
Golf	47.4	44.6	26.5	22.7	141.2
Team Sports	63.9	45.7	43.0	51.2	203.8
Winter Sports, Atomic	26.5	7.8	93.8	85.9	214.0
Fitness Equipment	59.0	54.5	57.9	80.7	252.1
Sports Instruments	20.0	18.6	16.4	17.0	72.0
Salomon	-	-	-	255.2	255.2
Net sales, total	277.8	233.2	294.2	558.5	1,363.7
EBIT					
Racquet Sports	9.0	9.7	7.3	6.7	32.7
Golf	4.5	0.8	-3.5	-8.9	-7.1
Team Sports	12.6	5.7	3.1	5.1	26.5
Winter Sports, Atomic	-8.4	-12.1	23.7	19.0	22.2
Fitness Equipment	5.8	4.6	7.1	13.6	31.1
Sports Instruments	1.7	1.5	0.9	-0.7	3.4
Salomon	-	-	-	-16.7	-16.7
Headquarters	-3.7	1.9	-3.1	-4.9	-9.8
EBIT, total	21.5	12.1	35.5	13.2	82.3

SALOMON NET SALES BY BUSINESS AREA 2005
EUR million

	I	II	III	IV	2005
Winter Sports Equipment	38.3	20.8	111.3	178.2	348.6
Apparel and Footwear	43.5	27.7	55.3	49.1	175.6
Mavic	25.4	23.2	22.8	27.9	99.3
Total	107.2	71.7	189.4	255.2	623.5

PRO FORMA GEOGRAPHIC BREAKDOWN OF NET SALES
EUR million

	I	II	III	IV	2005
Americas	194.4	164.2	216.5	208.2	783.3
EMEA	155.3	100.7	222.8	279.5	758.3
Asia Pacific	35.3	40.0	44.3	70.8	190.4
Total	385.0	304.9	483.6	558.5	1,732.0

REPORTED GEOGRAPHIC BREAKDOWN OF NET SALES
EUR million

	I	II	III	IV	2005
Americas	174.3	149.4	148.0	208.2	679.9
EMEA	72.6	52.9	116.1	279.4	521.0
Asia Pacific	30.9	30.9	30.1	70.9	162.8
Total	277.8	233.2	294.2	558.5	1,363.7

FOR ADDITIONAL INFORMATION, CONTACT:
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.